UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Commission File Number l-8610

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS
AND SECURITY PLAN

AT&T INC.

175 E. Houston, San Antonio, Texas 78205

AT&T OF PUERTO RICO, INC.

LONG TERM SAVINGS AND SECURITY PLAN

Financial Statements

and Supplemental Schedule

December 31, 2005 and 2004

CONTENTS	PAGE

Reports of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits

as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2005	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2005	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan

We have audited the financial statements of the AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan as of December 31, 2005, and for the year ended December 31, 2005, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The 2004 financial statements of the Plan were audited by other auditors whose report dated June 22, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2005, and in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ The Hanke Group, PC

San Antonio, Texas

June 16, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Committee of the

AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan (the “Plan”) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 22, 2006

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004
	(thousands)
Investments, at fair value:
Investment in Master Trust	$ 765	$ 915
Participant loans receivable	100	129

TOTAL	865	1,044

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 865	$ 1,044

See notes to financial statements.	Page 3

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2005

(thousands)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, JANUARY 1, 2005	$ 1,044

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net income from investment in Master Trust	44
Interest on participant loans	5

49

CONTRIBUTIONS AND TRANSFERS:
Employee contributions	36
Employing company contributions, net	20

56

TOTAL ADDITIONS	105

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(284)

TOTAL DEDUCTIONS	(284)

Net decrease	(179)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, DECEMBER 31, 2005	$ 865

See notes to financial statements.	Page 4

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN

The AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan (the “Plan” or “LTSSP-PR”) is a defined contribution plan established by AT&T Corp. (“AT&T”) to provide a convenient way for occupational employees of AT&T of Puerto Rico, Inc. to save on a regular and long-term basis. The LTSSP-PR participates in the AT&T Savings Master Trust (“Master Trust”) for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Master Trust. The trustee of the Master Trust is State Street Bank and Trust Company (“Trustee”).

An eligible employee enters the Plan by authorizing a payroll allotment to invest his/her contributions in one or more of twenty-six different funds as set forth in the current Plan documents. A participant who did not have, as of July 30, 2004, or who does not continue to maintain, a balance in the Fidelity Low-Priced Stock Fund, cannot invest in the Fidelity Low-Priced Stock Fund through the Plan. On December 6, 2004, Fidelity Investments (“Fidelity”) implemented an enterprise-wide policy to monitor and address excessive short-term trading in Fidelity funds sold through retail or 401(k) plans for which they keep the records. This policy maintains standards for warning participants and suspending trading privileges, if necessary, in accordance with the prospectus rules. Fidelity has offered to implement this policy for other mutual fund providers and T. Rowe Price and Legg Mason agreed to have their funds monitored by Fidelity. Effective August 29, 2005, the short-term holding period for the Morgan Stanley Institutional Fund – International Equity Portfolio, Class A Shares was reduced from 60 days to 30 days.

In March 2005, in response to a change in the law, the automatic distribution threshold was reduced to $1,000 from $5,000.

On November 18, 2005, AT&T Corp. was acquired by AT&T Inc. (formerly known as SBC Communications Inc.). As a result of the acquisition, the AT&T Corp. common stock held in the AT&T Stock Fund was converted to AT&T Inc. common stock based on a conversion ratio. In addition, a special cash dividend of $1.30 was received for each share of AT&T Corp. common stock, and was invested in the AT&T Stable Value Fund. As a part of the conversion process, the AT&T Stock Fund was closed for participant transactions from 4:00 p.m. Eastern Time on November 18, 2005, through 9:30 a.m. Eastern Time on November 23, 2005.

Employee allotments of 2% to 16% of salary may be authorized. An employee may designate allotments as pre-tax allotments, after-tax allotments or as a combination of pre-tax and after-tax allotments. All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture. Pre-tax contributions may be made up to the Puerto Rico Department of Treasury limit of $8,000 or 10% of the participants annual compensation, whichever is less in 2005. After one year of service, the employing company (AT&T or any AT&T subsidiary participating in the Plan) will contribute an amount equal to 66-2/3% of the first 6% of the employee’s salary contributed. Employing company contributions are made in accordance with the participant’s elected investment direction. Employing company contributions and earnings thereon are vested after three years of vesting service.

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF PLAN (continued)

Loans are available to all participants in an amount not less than $1,000, up to a maximum of 50% of the participant’s vested account balance or $50,000 minus the participant’s highest outstanding loan balance in the last twelve months. Upon default participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account. The term of the loan shall not exceed fifty-six months. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate on the last business day of the month preceding the month in which the loan was initiated, or at a rate as otherwise approved by the Savings Plan Committee. For participants who are on active military service, the loan interest rate may be reduced to 6% during the period of military service, unless the participant elects that the loan interest rate not be so reduced. Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding as of December 31, 2005, range from 4.0% to 7.0%. Principal and interest are paid through payroll deductions or participant-initiated payments.

When a participant terminates employment, the entire vested amount in the participant’s account will be distributed in a single payment, if the amount to be distributed is $1,000 or less. However, if the amount to be distributed exceeds $1,000, and the participant does not request the distribution, the participant’s account shall remain in the Plan and may be withdrawn or distributed at the participant’s request, or as minimum required distributions beginning when the participant attains age 70-1/2, or upon the participant’s death, whichever is earlier. When a participant dies, the participant’s beneficiary or beneficiaries may elect their share of the participant’s account balance as a single payment or as a transfer to a LTSSP-PR account in the beneficiary’s name. Hardship and non-hardship withdrawals are available upon request.

Participant forfeitures in 2005 were $9,966. The total forfeited non-vested accounts as of December 31, 2005 and 2004, are $28,217 and $17,038, respectively. Forfeitures will be used to reduce future employer contributions and administrative expenses. During 2005, no employing company contributions were reduced by forfeitures.

For a complete description of the Plan, participants should refer to the Plan Prospectus and Plan Summary Plan Description (“SPD”), including the Summaries of Material Modifications to the SPD. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits — Benefits are recorded when paid.

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004

2.	SUMMARY OF ACCOUNTING POLICIES (continued)

Valuation of Investments — Income and assets of the Master Trust are allocated to the Plan based on participant balances. The net asset value of the Master Trust is calculated by the Trustee. The Trustee determines the value of the underlying assets in the investment manager portfolios taking into account the market values supplied by a generally accepted pricing or quotation services or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on the last business day of the year. Securities traded in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). All other investments are carried at the fair value at the close of the business day on December 31. Participant loans receivable are valued at cost which approximates fair value. Participant loans are assets of the Plan and are not part of the Master Trust.

Purchases and Sales of Investments — Purchases and sales of securities are recorded on the trade date.

Investment Income — Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

Net Appreciation (Depreciation) in the Fair Value of Investments — The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the change for the year in unrealized appreciation (depreciation) on those investments.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimates relate to the valuation of the investments.

Risks and Uncertainties — Investments held by the Master Trust and Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

3.	TAX STATUS

The Puerto Rico Department of Treasury has determined and informed AT&T by letter dated May 31, 1995, that the Plan and related trust are qualified in accordance with applicable provisions of the Puerto Rico Income Tax Act of 1954 (the “Act”). The Act has been amended and restated as the Puerto Rico Internal Revenue Code of 1994 (the “1994 Code”). The Plan has been amended and restated since receiving the determination letter. The Plan Administrator, however, believes that the Plan is qualified and is currently being operated in compliance with the applicable requirements of the 1994 Code. Since the Plan and its associated trust are tax-exempt under the 1994 Code, no provision for income taxes has been included in the Plan’s financial statements.

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004

4.	CONCENTRATIONS OF INVESTMENT RISK

Plan participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T Inc. stock.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

6.	PLAN EXPENSES

In general, fees paid for Plan administration, including recordkeeping (except for such services as are attributable to the participant loan program), are paid from the Master Trust, unless those expenses are paid by the Company or participant(s). Fees for Trustee services are paid out of Master Trust assets. Expenses attributable to the management and investment of each of the investment funds are charged against those respective funds.

7.	MASTER TRUST INVESTMENTS

The Master Trust investments presented as of December 31, 2005 and 2004, are those held by State Street Bank and Trust Company, as trustee, of the AT&T Savings Master Trust.

TYPE OF MASTER	2005	2004
TRUST INVESTMENTS	(thousands)

Short-term securities	$ 11,730	$ 40,201
Corporate bonds	-	1,205
Common stocks	855,818	1,009,660
Mutual funds	3,204,651	3,072,840
Commingled funds	1,355,098	1,381,388
Investment contracts:
Guaranteed investment contracts	185,524	276,552
Synthetic investment contracts:
Government securities	1,057,806	348,836
Short-term securities	114,898	64,152
Corporate bonds	1,655,232	2,428,782
Derivatives	79	17
Unsettled trades and other	(141,474)	(44,387)
Wrapper	4,209	(62,410)
Cash	3,891	5,650

	$8,307,462	$8,522,486

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004

7.	MASTER TRUST INVESTMENTS (continued)

ALLOCATION OF MASTER
TRUST INVESTMENTS	2005	2004

AT&T Long Term Savings Plan for
Management Employees	83.96%	83.73%
AT&T Long Term Savings and Security Plan	15.38%	15.80%
AT&T Retirement Savings and Profit Sharing Plan	0.59%	0.39%
AT&T of Puerto Rico, Inc. Long Term Savings
Plan for Management Employees	0.06%	0.07%
AT&T of Puerto Rico, Inc. Long Term Savings
and Security Plan	0.01%	0.01%

	100.00%	100.00%

NET APPRECIATION IN FAIR VALUE
OF MASTER TRUST INVESTMENTS	(thousands)

Common stocks	$ 57,577
Mutual funds	91,047
Commingled funds	82,533

Total net appreciation in fair value of Master Trust investments	$ 231,157

Investment income:
Interest	$ 133,268
Dividends	180,655

$ 313,923

The following presents investment funds offered to participants that represent 5% or more of the Master Trust investments as of December 31, 2005 and 2004:

	2005	2004
	(thousands)

AT&T Stable Value Fund	$2,879,229	$3,039,530
AT&T U.S. Equity Fund	$1,006,485	$1,078,912
Fidelity Magellan Fund	$678,359	$792,031
Fidelity Equity Income Fund	$417,777	$464,611

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004

8.	RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST

The Master Trust invests in common shares of AT&T Inc. stock, which qualifies as a related party transaction. At December 31, 2005, the total of these investments amounted to $211,631,877 or approximately 3% of the Master Trust. At December 31, 2004, the total amounted to $219,113,408 or approximately 3% of the Master Trust. Additionally, during 2005, the Master Trust reimbursed the Plan sponsor for certain expenses incurred on behalf of the Master Trust.

Certain Master Trust investments are managed by State Street Bank and Trust Company (“State Street”) and Fidelity Management Trust Company (“Fidelity”). State Street and Fidelity are the trustee and recordkeeper, respectively, as defined by the Master Trust agreement and, therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

SCHEDULE H, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 66-0177929
PLAN NUMBER: 002
DECEMBER 31, 2005

Description of investment,
including maturity date,
Identity of issuer, borrower,	rate of interest, collateral,	Current
lessor or similar party	par or maturity value	value
(thousands)

Investment in Master Trust	Various investment funds	$ 765

Participant loans receivable	Interest rates ranging from 4.0% - 7.0%	$ 100

Report of Independent Registered Public Accounting Firm.	Page 11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

By AT&T Corp., Plan Administrator for the Foregoing Plan

By	/s/ Brian Byrnes
Brian Byrnes
HR Director

Date: June 27, 2006